UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                          to

Commission file number 0-7977

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

NORDSON EMPLOYEES’ SAVINGS TRUST PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Nordson Corporation, 28601 Clemens Road, Westlake, Ohio 44145

Report of Independent Registered Public Accounting Firm

The Retirement Committee and Participants

Nordson Employees’ Savings Trust Plan

Westlake, Ohio

We have audited the accompanying Statement of Net Assets Available for Benefits of the Nordson Employees’ Savings Trust Plan as of December 31, 2013 and 2012, and the related Statement of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying schedules of assets held for investment purposes at end of year, reportable transactions and delinquent contributions as of December 31, 2013, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Meaden & Moore, Ltd.

Certified Public Accountants

June 26, 2014

Cleveland, Ohio

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

Nordson Employees’ Savings Trust Plan

	December 31
	2013	2012
ASSETS
Receivables:
Employee contributions	$1,606	$—
Employer contributions	141,344	117,653
Notes receivable from participants	6,488,106	6,311,959
Dividends	117,785	105,799

Total Receivables	6,748,841	6,535,411

Investments:
Nordson Corporation Common Stock	48,618,948	43,130,527
Hartford Life	49,123,846	47,693,054
Mainstay S&P 500 Index Fund (Class I)	39,732,206	30,052,209
Mainstay Large Cap Growth (Class I)	36,300,296	26,685,258
KeyBank NA Managed Guaranteed Investment Contract Fund	7,583,132	10,367,150
MFS International New Discovery Fund (Class R4)	23,117,434	21,102,886
MFS Institutional International Equity Fund	3,932,085	2,372,889
Baron Small Cap Fund (Institutional Class)	24,868,352	18,429,912
Mainstay Balanced Fund (Class I)	26,604,565	19,441,157
Wells Fargo Advantage Government Money Market Fund	15,619,938	—
PIMCO Money Market Fund (Administrative Class)	1,110,809	17,921,531
PIMCO Total Return Fund (Institutional Class)	24,476,759	29,624,307
National Western Annuities	123,725	124,526
Vanguard Mid Cap Index Fund (Signal Shares)	8,143,235	3,683,969
T. Rowe Price Institutional Large Cap Value Fund	7,787,551	4,358,092
Northern Trust Focus 2015 Fund - Tier N	1,310,262	44,004
Northern Trust Focus 2020 Fund - Tier N	7,210,306	4,730,181
Northern Trust Focus 2025 Fund - Tier N	1,440,692	56,444
Northern Trust Focus 2030 Fund - Tier N	4,724,928	3,109,389
Northern Trust Focus 2035 Fund - Tier N	483,688	—
Northern Trust Focus 2040 Fund - Tier N	2,661,431	1,821,541
Northern Trust Focus 2045 Fund - Tier N	230,236	—
Northern Trust Focus 2050 Fund - Tier N	94,696	—
Northern Trust Focus 2055 Fund - Tier N	194,824	—

Total Investments	335,493,944	284,749,026

TOTAL ASSETS	342,242,785	291,284,437

LIABILITIES	—	—

Net Assets Available for Benefits at Fair Value	342,242,785	291,284,437

Adjustment from fair value to contract value for fully benefit-responsive contracts	(75,904)	(359,461)

NET ASSETS AVAILABLE FOR BENEFITS	$342,166,881	$290,924,976

See accompanying notes.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Nordson Employees’ Savings Trust Plan

	Year Ended December 31
	2013	2012
Additions to Net Assets Attributed to:
Contributions:
Employer	$4,177,515	$3,439,667
Employee	12,203,181	10,390,332
Rollover	859,292	677,667

Total Contributions	17,239,988	14,507,666

Interest income - notes receivable from participants	223,774	216,791

Investment Income:
Interest and dividend income	8,578,977	5,776,950
Net unrealized/realized appreciation	41,908,498	35,627,850

Net Investment Income	50,487,475	41,404,800

Deductions from Net Assets Attributed to:
Benefits paid to participants	18,985,644	11,573,789
Expenses	233,250	104,208

Total Deductions	19,218,894	11,677,997

Net Increase Before Transfers	48,732,343	44,451,260

Transfers from Another Plan:
Nordson Corporation Non-Union Employees Stock Ownership Plan	170,792	105,006
Value Plastics Employee Retirement Plan	2,338,770	—

Total Transfers	2,509,562	105,006

Net Increase	51,241,905	44,556,266

Net Assets Available for Benefits:
Beginning of the Year	290,924,976	246,368,710

End of the Year	$342,166,881	$290,924,976

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS

Nordson Employees’ Savings Trust Plan

1	Description of Plan

The following description of the Nordson Employees’ Savings Trust Plan provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General:

The Plan, which began March 16, 1962, is a defined contribution plan covering certain salaried, full-time and part-time, domestic employees of Nordson Corporation (“Company”). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan was restated effective January 1, 2010 to incorporate all prior amendments and permit retirees who return to work on a part-time basis to continue to receive installment payments.

Effective January 1, 2013, employees of Sealant Equipment & Engineering, Inc., Premier Dies Corporation and Extrusion Dies Industries, LLC became participants in the Plan. Effective January 1, 2012, employees of Value Plastics, Inc. became participants in the Plan. Effective April 8, 2013, the assets of the Value Plastics Employee Retirement Plan were merged into the Plan.

Eligibility:

All salaried and non-union hourly domestic employees of the Company are eligible to become active participants in the Plan effective beginning with the first payroll period 30 days after completion of one hour of service. New employees will be auto-enrolled into the Plan with pre-tax contributions of 3% of their compensation.

Contributions:

Pre-tax Employee Contribution - Participants may elect between 1% and 16% of their compensation to be contributed to the Plan by the Company. Certain higher-paid participants may be limited to a lesser percentage.

Post-tax Employee Contribution - Participants may elect between 1% and 16% of their compensation to be contributed to the Plan by the Company. Certain higher-paid participants may be limited to a lesser percentage.

Employer Contributions - The Company makes contributions equal to 50% of each participant’s contributions which were attributable to the first 6% of compensation, subject to Plan restrictions.

NOTES TO FINANCIAL STATEMENTS

Nordson Employees’ Savings Trust Plan

1	Description of Plan, Continued

Contributions, Continued:

The Company may also make additional discretionary contributions, if authorized by its Board of Directors.

Rollover contributions from other plans are also accepted, provided certain specified conditions are met.

Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code, as defined in the Plan agreement.

Participants’ Accounts:

A separate account in each fund is maintained for each participant. The account balances for participants are adjusted periodically as follows:

a)	As of the date with respect to which the contribution was earned.

b)	Daily for a pro rata share of each respective Fund’s net investment income, determined by the percentage increase or decrease in the value of the Fund.

c)	Annually for a pro rata share of forfeitures, determined by the ratio that each active participant’s deferral or contribution percentage in effect on the last day of the Plan year (not to exceed 6%) bears to the sum of the deferral or contribution percentages for all active participants.

Vesting:

Participants are fully vested in all employee contributions and rollover contributions and the related gains and losses. Participants vest in employer contributions (adjusted for gains and losses) 33 1/3% for each year of service.

Forfeitures:

Forfeitures due to termination from the Plan before a participant is 100% vested shall be allocated to remaining participants. Forfeitures are available for allocation after the earlier of a five-year period commencing from the date on which the participant’s employment was terminated or upon the participant requesting a distribution. Forfeitures available to be allocated are fully allocated to the remaining participants. Forfeitures allocated were $11,483 (2013) and $37,294 (2012).

NOTES TO FINANCIAL STATEMENTS

Nordson Employees’ Savings Trust Plan

1	Description of Plan, Continued

Notes Receivable from Participants:

Notes receivable are permitted under certain circumstances and are subject to limitations. Participants may borrow from their fund accounts up to a maximum amount equal to the lesser of $50,000 or 50% of their account balance. Notes receivable are repaid over a period not to exceed five years.

The notes receivable are secured by the balance in the participant’s account and bear interest at rates established by the Company. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits:

Upon retirement after age 55, or death or disability if earlier, the balance in the separate account is paid to the participant or his beneficiaries either in a lump sum or in installments. A participant who has attained age 59 1/2 can also elect to withdraw amounts from his separate account. Until distribution, each account shall participate in the allocation of earnings and appreciation or depreciation of assets.

If the employment of a participant is terminated for any cause other than death or total disability prior to the attainment of the age of 55 years, any distribution will be based on the number of years the participant participated in the Plan. The portion of the account to be distributed will be equal to all the employee’s contributions and related earnings, plus 33 1/3% of the remainder of the balance (the employer’s matching contribution, forfeitures and related earnings) in the separate account for each full year of participation in the Plan up to 100%.

Investment Options:

Each participant may direct that all of his contributions and, when the participant is fully vested or attains age 55, all matching employer contributions, be invested jointly in 1% increments in any of the investment funds offered by the Plan. For participants not fully vested and less than 55 years old, all Company matching contributions are deposited in the Nordson Match Stock Fund. A participant who has completed at least three years of service may elect to have his separate account, which is attributable to employer matching contributions and invested in the Nordson Match Stock Fund, transferred to any other investment option.

2	Summary of Significant Accounting Policies

Basis of Accounting:

The Plan’s transactions are reported on the accrual basis of accounting.

NOTES TO FINANCIAL STATEMENTS

Nordson Employees’ Savings Trust Plan

2	Summary of Significant Accounting Policies, Continued

Investment Valuation:

Investments in equity and debt securities traded on a national exchange and mutual funds are valued at the market price on the last business day of the Plan year. Securities traded in the over-the-counter market are valued at the mean between the last reported bid and ask prices. Deposits under group annuity contracts are valued at the fair value as reported by the insurance companies. Guaranteed investment contracts are valued at contract value which represents contributions and reinvested income, less any withdrawals, plus accrued interest, because these investments have fully benefit-responsive features.

As described in current accounting guidance, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by U.S. GAAP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The fair value is based on various valuation approaches dependent on the underlying investments of the contract.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Interest is calculated and paid using money market interest rates on late transfers of money between the various funds. This is done to record the proper investment earnings within each fund.

Notes Receivable from Participants:

Notes receivable from participants are valued at their unpaid principal balance plus any accrued, but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2013 or 2012. Delinquent participant loans are deemed distributions based on the terms of the Plan document.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTES TO FINANCIAL STATEMENTS

Nordson Employees’ Savings Trust Plan

2	Summary of Significant Accounting Policies, Continued

Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Risks and Uncertainties:

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

3	Tax Status

On September 20, 2013, the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended; however, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Plan’s Administrator and tax counsel believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken uncertain tax positions that more-likely-than-not would not be sustained upon examination by applicable taxing authorities. The Plan Administrator has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2013, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or that would require disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. An audit by the Internal Revenue Service of the Plan for the year ended December 31, 2010 was completed. The Internal Revenue Service and the Company agreed to a minor change in the procedure for distributing small balances which was accomplished through the self-correction process. The Plan Administrator believes that the Plan is no longer subject to income tax examinations for years prior to 2011.

NOTES TO FINANCIAL STATEMENTS

Nordson Employees’ Savings Trust Plan

4	Fair Value Measurements

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be reported at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions and risk of nonperformance.

The guidance also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs that may be used to measure fair value are described as follows:

*	Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

*	Level 2: Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

*	Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used to measure fair value of assets held in the Plan. There have been no changes in the methodologies used at December 31, 2013 and 2012.

Mutual Funds: The mutual funds are public investment vehicles valued using the net asset value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund. The NAV is a quoted price in an active market; thus the mutual funds are classified within Level 1 of the hierarchy.

Money Market Funds: The money market fund is a public investment vehicle that is valued with a NAV of $1. This NAV is a quoted price in an active market and is classified within Level 1 of the hierarchy.

NOTES TO FINANCIAL STATEMENTS

Nordson Employees’ Savings Trust Plan

4	Fair Value Measurements, Continued

Common/Collective Funds: Common/collective funds are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the assets owned by the funds, less liabilities. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the common/collective funds, the investment advisor reserves the right to temporarily delay withdrawal from the funds in order to ensure that securities liquidations will be carried out in an orderly business manner. These investments are not quoted on an active market. The value of the assets held by the funds is based on Level 2 inputs: quoted prices for similar investments, present-value calculations, etc. Therefore, these investments are classified within Level 2 of the hierarchy.

Nordson Corporation Stock: The stock is valued at the closing price reported on the NASDAQ stock exchange and is classified within Level 1 of the hierarchy.

Investment Contracts: These are investments in group annuity contracts with Hartford Life which guarantee a fixed interest rate each year. The assets are valued at the fair value as reported by Hartford Life. This value is calculated monthly and is the sum of amounts invested, less withdrawals, plus interest computed at the guaranteed interest rate. These contracts do not hold any specific assets. These investments are classified within Level 3 of the hierarchy.

Annuity: This annuity is invested with National Western Life. The asset is valued at contract value as reported by National Western Life. This value is the sum of the amounts invested, less withdrawals, plus simple interest at the guaranteed rate, earned daily, compounded annually. This investment is classified within Level 3 of the hierarchy.

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2013:

	Fair Value Measurements Using Input Type:
	Level 1	Level 2	Level 3	Total
Money Market Funds	$16,730,747	$—	$—	$16,730,747
Mutual Funds:
Growth Funds	88,218,167	—	—	88,218,167
Blend Funds	47,875,441	—	—	47,875,441
Bond Fund	24,476,759	—	—	24,476,759
Allocation Fund	26,604,565	—	—	26,604,565
Value Fund	7,787,551	—	—	7,787,551
Common/Collective Funds	—	25,934,195	—	25,934,195
Investment Contracts	—	—	49,123,846	49,123,846
Annuities	—	—	123,725	123,725
Nordson Corporation Common Stock	48,618,948	—	—	48,618,948

Total investments at fair value	$260,312,178	$25,934,195	$49,247,571	$335,493,944

NOTES TO FINANCIAL STATEMENTS

Nordson Employees’ Savings Trust Plan

4	Fair Value Measurements, Continued

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2012:

	Fair Value Measurements Using Input Type:
	Level 1	Level 2	Level 3	Total
Money Market Funds	$17,921,531	$—	$—	$17,921,531
Mutual Funds:
Growth Funds	68,590,945	—	—	68,590,945
Blend Funds	33,736,178	—	—	33,736,178
Bond Fund	29,624,307	—	—	29,624,307
Allocation Fund	19,441,157	—	—	19,441,157
Value Fund	4,358,092	—	—	4,358,092
Common/Collective Funds	—	20,128,709	—	20,128,709
Investment Contracts	—	—	47,693,054	47,693,054
Annuities	—	—	124,526	124,526
Nordson Corporation Common Stock	43,130,527	—	—	43,130,527

Total investments at fair value	$216,802,737	$20,128,709	$47,817,580	$284,749,026

The table below sets forth the changes in fair value of the Plan’s Level 3 assets for the year ended December 31, 2013:

	Investment Contracts	Annuities	Total
Balance - beginning of the year	$47,693,054	$124,526	$47,817,580
Investment income	1,430,792	13,847	1,444,639
Sales	—	(14,648)	(14,648)

Balance - end of the year	$49,123,846	$123,725	$49,247,571

The table below sets forth the changes in fair value of the Plan’s Level 3 assets for the year ended December 31, 2012:

	Investment Contracts	Annuities	Total
Balance - beginning of the year	$46,303,580	$122,397	$46,425,977
Investment income	1,389,474	2,129	1,391,603

Balance - end of the year	$47,693,054	$124,526	$47,817,580

NOTES TO FINANCIAL STATEMENTS

Nordson Employees’ Savings Trust Plan

4	Fair Value Measurements, Continued

The following table represents the Plan’s Level 3 financial instruments, the valuation techniques used to measure the fair value of those financial instruments, the significant unobservable inputs and the ranges of value for those inputs as of December 31, 2013:

Instrument	Fair Value	Principal Valuation Technique	Unobservable Inputs	Range of Significant Input Values	Weighted Average
Investment contracts	$49,123,846	Amounts invested, less withdrawals, plus interest at guaranteed rate	Guaranteed interest rates	3.0% for 2013 3.0% for 2012	N/A
Annuities	$123,725	Amounts invested, less withdrawals, plus interest at guaranteed rate	Guaranteed interest rates	Two tiers, one at 4.0% and one at 6.0%	N/A

5	Investments

The Plan’s funds are invested in the common stock of the Company, mutual funds, annuity contracts and guaranteed investment contracts. Investments which constitute more than 5% of the Plan’s net assets are:

	2013	2012
* Nordson Corporation Common Stock	$48,618,948	$43,130,527
Hartford Life	$49,123,846	$47,693,054
Mainstay S&P 500 Index Fund (Class I)	$39,732,206	$30,052,209
Mainstay Large Cap Growth (Class I)	$36,300,296	$26,685,258
MFS International New Discovery Fund (Class R4)	$23,117,434	$21,102,886
Baron Small Cap Fund (Institutional Class)	$24,868,352	$18,429,912
Mainstay Balanced Fund (Class I)	$26,604,565	$19,441,157
* PIMCO Money Market Fund (Administrative Class)	NA	$17,921,531
PIMCO Total Return Fund (Institutional Class)	$24,476,759	$29,624,307

* Includes both non-participant-directed and participant-directed investments.

NOTES TO FINANCIAL STATEMENTS

Nordson Employees’ Savings Trust Plan

5	Investments, Continued

During 2013 and 2012, the Plan’s investments (including investments bought, sold and held during the year) appreciated in value as follows:

	2013	2012
Mutual Funds	$32,033,065	$17,838,889
Common/Collective Funds	1,878,907	262,471
Nordson Corporation Common Stock	7,996,526	17,526,490

Net appreciation in fair value of investments	$41,908,498	$35,627,850

6	Collective Trust Fund with Guaranteed Investment Contracts

The KeyBank NA Managed Guaranteed Investment Contract Fund is a collective trust with a guaranteed investment contract. Guaranteed investment contracts are valued at contract value because the investments are fully benefit-responsive. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However, withdrawals influenced by Company-initiated events, such as in connection with the sale of a business, may result in distributions at other than contract value. There are no reserves against contract value for credit risk of contract issuers or otherwise. The fair value of the investment contracts at December 31, 2013 and 2012 was $7,583,132 and $10,367,150, respectively. The average yield was approximately 1.69% (2013) and 2.12% (2012), and the crediting interest rate was approximately 1.60% (2013) and 2.09% (2012). The crediting rate for this investment contract is reset annually by the issuer, but cannot be less than zero.

7	Non-Participant-Directed Investments

Information about the net assets and the significant components of changes in net assets related to non-participant-directed investments, which are included within the Nordson Corporation Stock Fund and the PIMCO Money Market Fund is as follows:

Nordson Match Stock Fund

	2013	2012
Net Assets:
Nordson Corporation Common Stock	$15,717,680	$13,479,753
PIMCO Money Market Fund (Administrative Class)	359,106	595,046
Dividends receivable	38,078	33,066

	$16,114,864	$14,107,865

NOTES TO FINANCIAL STATEMENTS

Nordson Employees’ Savings Trust Plan

7	Non-Participant-Directed Investments, Continued

Changes in Net Assets:
Contributions	$664,421	$388,587
Interest and dividend income	135,230	121,078
Net realized and unrealized gains	2,341,706	4,771,977
Distributions to participants	(501,830)	(484,325)
Net transfers to participant-directed funds	(632,528)	(460,731)

	$2,006,999	$4,336,586

8	Party-in-Interest Transactions

Certain legal, accounting and administrative expenses are paid by the Company. The Plan also invests in the common stock of the Company.

9	Diversification

An employee who has participated under the Nordson Corporation Non-Union Employees Stock Ownership Plan for 10 or more years and who has attained age 55 may elect, within the 90-day election period following the close of each Plan year during his qualified period, to transfer up to 25% of the aggregate balance of his separate account from the Nordson Corporation Non-Union Employees Stock Ownership Plan to the Nordson Employees’ Savings Trust Plan. For the last Plan year in his qualified period, he may elect to transfer up to 50% of the aggregate balance of his separate account. The qualified period is the six Plan year period beginning with the Plan year following the Plan year in which the participant attains age 55 or completes 10 years as a participant, whichever is later.

10	Prohibited Transactions

During the Plan year ended December 31, 2013, employee withholdings in the amount of $4,744 were not remitted by the Company to the Plan within the required timeframe as defined by ERISA. These transactions constitute prohibited transactions. The Company has remitted the contributions to the Plan and followed the appropriate correction guidelines.

11	Subsequent Events

Management evaluates events occurring through the date the financial statements are available to be issued in determining the accounting for and disclosure of transactions and events that affect the financial statements.

Effective January 1, 2014, employees of Xaloy, Inc. became participants in the Plan. Effective March 5, 2014, the assets of Nordson Premier Dies 401(k) Plan and EDI Retirement/Savings Plan were merged into the Plan.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

Form 5500, Schedule H, Part IV, Line 4i

Nordson Employees’ Savings Trust Plan

EIN 34-0590250

Plan Number 002

December 31, 2013

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost**	(e) Current Value
*	Nordson Corporation Common Stock	442,817 Shares, Common Stock	N/A	$32,901,268
*	Nordson Corporation Common Stock	211,543 Shares, Common Stock	$8,120,687	15,717,680
	Hartford Life	GA #2374-A, 3.00%, Group Annuity Contract	N/A	49,123,846
	Mainstay S&P 500 Index Fund (Class I)	928,540 Shares, Mutual Fund	N/A	39,732,206
	Mainstay Large Cap Growth (Class I)	3,487,060 Shares, Mutual Fund	N/A	36,300,296
^^	KeyBank NA Managed Guaranteed Investment Contract Fund	302,613 Shares, Guaranteed Investment Contract	N/A	7,507,228
	MFS International New Discovery Fund (Class R4)	816,294 Shares, International Stock Fund	N/A	23,117,434
	MFS Institutional International Equity Fund	175,305 Shares, International Equity Fund	N/A	3,932,085
	Baron Small Cap Fund (Institutional Class)	706,086 Shares, Mutual Fund	N/A	24,868,352
	Mainstay Balanced Fund (Class I)	816,591 Shares, Mutual Fund	N/A	26,604,565
	PIMCO Money Market Fund (Administrative Class)	751,703 Shares, Money Market Fund	N/A	751,703
	PIMCO Money Market Fund (Administrative Class)	359,106 Shares, Money Market Fund	$359,106	359,106
	Wells Fargo Advantage Government Money Market Fund	15,619,938 Shares, Money Market Fund	N/A	15,619,938
	PIMCO Total Return Fund (Institutional Class)	2,289,687 Shares, Bond Fund	N/A	24,476,759
	Vanguard Mid Cap Index Fund (Signal Shares)	189,466 Shares, Mutual Fund	N/A	8,143,235
	T. Rowe Price Institutional Large Cap Value Fund	414,894 Shares, Mutual Fund	N/A	7,787,551
	National Western Annuities	123,725 Shares, Group Annuity Contract	N/A	123,725
	Northern Trust Focus 2015 Fund - Tier N	9,468 Shares, Collective Fund	N/A	1,310,262
	Northern Trust Focus 2020 Fund - Tier N	50,727 Shares, Collective Fund	N/A	7,210,306
	Northern Trust Focus 2025 Fund - Tier N	9,887 Shares, Collective Fund	N/A	1,440,692
	Northern Trust Focus 2030 Fund - Tier N	31,584 Shares, Collective Fund	N/A	4,724,928
	Northern Trust Focus 2035 Fund - Tier N	3,157 Shares, Collective Fund	N/A	483,688
	Northern Trust Focus 2040 Fund - Tier N	17,177 Shares, Collective Fund	N/A	2,661,431
	Northern Trust Focus 2045 Fund - Tier N	1,486 Shares, Collective Fund	N/A	230,236
	Northern Trust Focus 2050 Fund - Tier N	611 Shares, Collective Fund	N/A	94,696
	Northern Trust Focus 2055 Fund - Tier N	1,255 Shares, Collective Fund	N/A	194,824

				335,418,040
*	Participant loans	Participant loans (interest ranging from 3.25% to 10%)	N/A	6,488,106

				$341,906,146

*	Party-in-interest to the Plan.
**	Historical cost provided only for non-participant-directed investments.
^^	Amount reported at contract value.

SCHEDULE OF REPORTABLE TRANSACTIONS

Form 5500, Schedule H, Part IV, Line 4j

Nordson Employees’ Savings Trust Plan

EIN 34-0590250

Plan Number 002

December 31, 2013

(a) Identity of Party Involved	(b) Description of Asset	(c) Purchase Price	(d) Selling Price	(e) Lease Rental	(f) Expense Incurred with Transaction	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain (Loss)

Category (iii)	Series of transactions of the same issue in excess of 5% of plan assets
New York Life Trust Company	PIMCO Money Market Fund (Administrative Class)	$15,919,165	$—	$—	$—	$15,919,165	$15,919,165	$—

New York Life Trust Company	PIMCO Money Market Fund (Administrative Class)	$—	$19,637,237	$—	$—	$19,637,237	$19,637,237	$—

SCHEDULE OF DELINQUENT CONTRIBUTIONS

Form 5500, Schedule H, Line 4a

Nordson Employees’ Savings Trust Plan

EIN 34-0590250

Plan Number 002

December 31, 2013

	Check here if Late Participant Loan Repayments are included	Total that Constitute Nonexempt Prohibited Transactions
Participant contributions Transferred Late to Plan		Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51

April 2013			$3,138
December 2013			1,606

Total 2013			$4,744

Exhibits

The following exhibit is filed herewith:

Exhibit No.

23-a	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NORDSON EMPLOYEES’ SAVINGS TRUST PLAN
Date: June 26, 2014

	By	/s/ Gregory A. Thaxton
Gregory A. Thaxton
Senior Vice President, Chief Financial Officer
Nordson Corporation